Exhibit 99.1

Seanergy Maritime Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2023 and Declares a Cash Dividend of $0.10 Per Share

Highlights
(in million USD, except EPS)	Q4 2023	Q4 2022	12M 2023	12M 2022
Net revenues	$39.4	$28.5	$110.2	$125.0
Net income	$10.8	$0.5	$2.3	$17.2
Adjusted net income[1]	$11.4	$0.9	$11.9	$23.3
EBITDA[1]	$23.3	$12.9	$51.3	$60.5
Adjusted EBITDA[1]	$23.9	$13.3	$53.0	$66.6

Earnings per share Basic[1,2]	$0.55	$0.03	$0.12	$0.97
Earnings per share Diluted[1,2]	$0.55	$0.03	$0.12	$0.96
Adjusted earnings per share Basic[1,2]	$0.58	$0.05	$0.64	$1.32
Adjusted earnings per share Diluted[1,2]	$0.58	$0.05	$0.64	$1.32

Other Highlights and Developments:

◾	Quarterly cash dividend of $0.10 per share consisting of a regular cash dividend of $0.025 per share for Q4 2023 and a special cash dividend of $0.075 per share
◾	Total cash dividends of $1.45 per share, or $26.4 million declared since March 2022
◾	Acquisition of a 2011-built Newcastlemax dry bulk vessel through a 12-month bareboat charter with a purchase option
◾	Acquisition of a 2013-built Japanese Capesize vessel with estimated delivery in Q2 2024
◾	Completion of $53.8 million in refinancings during 2023 at improved terms generating $15.0 million in additional liquidity; no loan maturities until Q2 2025
◾
The only Greek-based shipping company to participate in the European Union (EU) funded SAFeCRAFT project in partnership with major industry stakeholders to demonstrate the safety and viability of Sustainable Alternative Fuels (SAFs) on existing vessels

March 15, 2024 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the fourth quarter and twelve months ended December 31, 2023. The Company also declared a regular quarterly cash dividend of $0.025 per common share and a special cash dividend of $0.075 per common share for the fourth quarter of 2023.

For the quarter ended December 31, 2023, the Company generated Net Revenues of $39.4 million, compared to $28.5 million in the fourth quarter of 2022. Net Income and Adjusted Net Income for the quarter were $10.8 million and $11.4 million, respectively, compared to Net Income of $0.5 million and Adjusted Net Income of $0.9 million in the fourth quarter of 2022. Adjusted EBITDA for the quarter was $23.9 million, compared to $13.3 million for the same period of 2022. The daily TCE3 rate of the fleet for the fourth quarter of 2023 was $24,920, compared to $17,294 in the same period of 2022.

1 Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 All references to number of shares, share prices, warrant prices and “per share” figures in this document are adjusted to reflect the one-for-ten reverse stock split effected on February 16, 2023.

For the twelve-month period ended December 31, 2023, the Company generated Net Revenues of $110.2 million, compared to $125.0 million in the same period of 2022. Net Income and Adjusted Net Income for the twelve months were $2.3 million and $11.9 million, respectively, compared to Net Income of $17.2 million and Adjusted Net Income of $23.3 million in the respective period of 2022. Adjusted EBITDA for the twelve months was $53.0 million, compared to $66.6 million for the same period of 2022. The daily TCE rate of the fleet for the twelve-month period of 2023 was $17,501, compared to $20,040 in the same period of 2022. The average daily OPEX per Capesize vessel was $6,879, compared to $6,819 for the respective period of 2022.

Cash and cash-equivalents and restricted cash, as of December 31, 2023, stood at $24.9 million. Shareholders’ equity at the end of the fourth quarter was $228.4 million. Long-term debt (senior loans, finance lease liability and other financial liabilities) net of deferred charges stood at $232.6 million, while the book value of the fleet, including a chartered-in Newcastlemax vessel, was $440.0 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In 2023 we delivered another profitable year for Seanergy despite a very volatile Capesize market, building on our robust commercial performance, our hedging activities and the investments we have made in improving our vessels' efficiency over the years. In doing so, we successfully navigated extreme freight rate instability and achieved a healthy mix of fleet growth, accretion and cash dividends. We are executing a clear strategy that includes investing in our fleet to drive growth and efficiencies, delivering durable capital returns to shareholders and maintaining a healthy balance sheet with sustainable debt levels. The actions we have taken to grow our fleet substantially over the past three years with quality assets and further strengthen our balance sheet have us optimally positioned to reap the benefits of what looks like a very strong Capesize market.

“In the fourth quarter of 2023, we recorded net income of $10.8 million as our fleet benefited from the strong Capesize market, while our board of directors approved a special dividend of $0.075 per share in addition to our ordinary quarterly dividend of $0.025 per share. At the same time, we are constantly evaluating the most efficient ways to continue returning capital to our shareholders in the coming quarters consistent with the financial performance of the Company.

“In the fourth quarter, we also fully repaid the remaining portion of our only outstanding convertible note, eliminating the possibility of dilution for our shareholders. Moreover, in 2023 and to date, we have completed $2.5 million in share repurchases, or 490,843 shares at an average price of about $5.12, which is 44% lower than our stock’s current trading price4. In comparison, under our recently announced ATM program, we have sales of $2.3 million, or 288,874 shares at an average price of $8.03 per share. This is evidently an accretive combination. In addition, within 2023 we closed a tender offer for the purchase of 4,038,114 of our outstanding warrants at a fraction of their value, simplifying further our capital structure. Finally, within 2023, I have also completed $1.1 million in open market purchases of Seanergy’s common shares.

“During the fourth quarter of 2023, our fleet recorded a daily time charter equivalent rate of $24,920, leading to adjusted EBITDA of $23.9 million, substantially higher than the respective figures from the same period last year. For the full year period, we recorded a time charter equivalent of $17,501, exceeding the Baltic Capesize Index average of $16,389, while achieving an adjusted EBITDA of $53.0 million and net income of $2.3 million. Our proven ability to limit downside risk while also maintaining significant exposure to rising Capesize rates is encouraging and remains a central aspect of our strategy.

“Looking ahead, we are currently undergoing the strongest first quarter for the Capesize market since 2011 and we expect our commercial performance to remain solid. In terms of guidance for the first quarter of 2024, assuming that the remaining days of March are consistent with current FFA levels, we expect our daily TCE to be equal to about $23,219. Additionally, we have taken advantage of the recent upswing in freight futures levels by converting about half of our second-quarter ownership days at a fixed gross rate of approximately $28,300 in order to secure additional strong cash-flow for the Company.

“As regards our fleet developments, in 2023 we acquired our first Newcastlemax vessel through a 12-month bareboat charter with a purchase option. The vessel was delivered in the fourth quarter and commenced her employment with a first-class European charterer at a significant premium over the index. More recently, in February we agreed to acquire a 181,392 dwt Capesize bulk carrier, built in 2013 in Japan. The agreement for this acquisition was well-timed as it occurred prior to the steep upwards adjustment in vessel values witnessed over the recent weeks. Delivery is expected to take place between April and June, and we look forward to adding another high-quality vessel to our fleet acquired at an attractive price. Additionally, we extended the duration of time-charter employment on six of our vessels at index linked rates for periods ranging from 11 to 24 months.

3 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
4 Based on the closing share price on March 13, 2024.

“Concerning our ESG initiatives, we recently announced that we are the only Greek-based shipping company to participate in the EU funded SAFeCRAFT project. This collaborative approach amongst leading stakeholders of our industry, including classification societies and manufacturers, the academic community and the European Union, aims in contributing to the development of greener solutions for the existing fleet, which will have an immediate impact on our ESG objectives.

“As a brief comment on the outlook of our market, ton-mile demand is expected to exceed net fleet growth in the next two years with healthy raw material flows. The Capesize orderbook is at historically low levels, while trade volumes and the need for fleet replacement due to environmental regulations have grown considerably. The high congestion resulting from port inefficiencies after the pandemic has normalized and is now closer to the low end of the historical range. As such there is little room for further efficiency gains and more potential for disruptions that are likely to benefit our market as has been the case with the tensions in the Red Sea and the low water levels in the Panama Canal.

“Overall, we remain highly optimistic about the Company’s prospects and our ability to deliver enhanced value to shareholders, as Seanergy is well-placed to benefit from the rising trend in the Capesize market through our high-quality fleet, index-linked market exposure and strong financial position.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship(3)	207,855	2011	NACKS	-	T/C Index Linked	Yes	09/2024	01/2025	Olam
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	01/2025	04/2025	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	05/2024	09/2024	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2025	02/2026	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2024	04/2025	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	07/2024	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2024	12/2024	Uniper
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	10/2024	12/2024	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2024	09/2024	Uniper
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2024	04/2025	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	04/2024	08/2024	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2025	05/2025	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	06/2025	Glencore
Total / Average age	3,054,820	13.0 years	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

(3)	The vessel is operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter.

Vessel to be delivered:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted
tbr Iconship	181,392	2013	Imabari	-

Fleet Data:

(U.S. Dollars in thousands)

	Q4 2023	Q4 2022	FY 2023	FY 2022
Ownership days (1)	1,541	1,569	6,008	6,219
Operating days (2)	1,530	1,525	5,953	5,905
Fleet utilization (3)	99.3%	97.2%	99.1%	95.0%
TCE rate (4)	$24,920	$17,294	$17,501	$20,040
Daily Vessel Operating Expenses (5)	$6,696	$6,651	$6,879	$6,819

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2023	Q4 2022	FY 2023	FY 2022
Vessel revenue, net	38,901	27,153	107,036	122,629
Less: Voyage expenses	773	780	2,851	4,293
Time charter equivalent revenues	38,128	26,373	104,185	118,336
Operating days	1,530	1,525	5,953	5,905
TCE rate	$24,920	$17,294	$17,501	$20,040

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2023	Q4 2022	FY 2023	FY 2022
Vessel operating expenses	10,889	10,908	42,260	43,550
Less: Pre-delivery expenses	571	473	933	1,144
Vessel operating expenses before pre-delivery expenses	10,318	10,435	41,327	42,406
Ownership days	1,541	1,569	6,008	6,219
Daily Vessel Operating Expenses	$6,696	$6,651	$6,879	$6,819

Net income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2023	Q4 2022	FY 2023	FY 2022
Net income	10,829	493	2,282	17,239
Interest and finance cost, net	4,965	4,896	20,150	14,995
Depreciation and amortization	7,541	7,501	28,831	28,297
Taxes	-	-	-	(28)
EBITDA	23,335	12,890	51,263	60,503
Stock based compensation	546	423	9,147	7,185
Loss on extinguishment of debt	-	6	540	1,291
Loss on forward freight agreements, net	40	10	188	417
Gain on sale of vessels, net	-	-	(8,094)	-
Gain on spin-off	-	-	-	(2,800)
Adjusted EBITDA	23,921	13,329	53,044	66,596

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gains on sale of vessel and on spin-off, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q4 2023	Q4 2022	FY 2023	FY 2022
Net income	10,829	493	2,282	17,239
Stock based compensation	546	423	9,147	7,185
Loss on extinguishment of debt (non-cash)	-	6	300	1,291
Loss on forward freight agreements, net	40	10	188	417
Gain on spin-off	-	-	-	(2,800)
Adjusted net income	11,415	932	11,917	23,332
Adjusted net income – common shareholders	11,080	924	11,846	23,000
Adjusted earnings per common share, basic	0.58	0.05	0.64	1.32
Adjusted earnings per common share, diluted	0.58	0.05	0.64	1.32
Weighted average number of common shares outstanding, basic	19,039,579	17,897,084	18,394,419	17,439,033
Weighted average number of common shares outstanding, diluted	19,063,475	17,897,084	18,442,688	17,684,048

To derive Adjusted Net Income and Adjusted Earnings Per Share, both non-GAAP financial measures, from Net Income, we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt, loss on forward freight agreements and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2023	Q4 2022	FY 2023	FY 2022
Interest and finance costs	(5,166)	(5,050)	(20,694)	(15,332)
Add: Interest income	201	154	544	337
Add: Amortization of deferred finance charges and other discounts	379	943	2,240	2,859
Cash interest and finance costs	(4,586)	(3,953)	(17,910)	(12,136)

First Quarter 2024 TCE Rate Guidance5:

As of the date hereof, approximately 93% of the Company fleet’s expected operating days in the first quarter of 2024 have been fixed at an estimated TCE rate of approximately $22,379.

Assuming that for our remaining operating days the average of the BCI will be equal to the average Capesize Forward Freight Agreement (“FFA”) rate of $34,446 per day (based on the FFA curve as of March 12, 2024), our estimated TCE rate for the first quarter of 2024 will be approximately $23,219.

•	The following table provides the breakdown of index-linked charters and fixed-rate charters in the first quarter of 2024:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	455	$18,683
TCE - fixed rate	0	N/A
TCE – index-linked	1,092	$24,940
Total / Average	1,547	$23,219

5 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the BCI rate assumed for the remaining operating days of the quarter for index-linked T/Cs is equal to the average FFA rate of $34,446 based on the curve as of March 12, 2024. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Fourth Quarter and Recent Developments:

Dividend Distribution for Q3 2023 and Declaration of Special and Regular Dividends

On January 10, 2024, the Company paid the previously announced quarterly dividend of $0.025 per common share, for the third quarter of 2023, to all shareholders of record as of December 22, 2023.

Continuing its quarterly dividend payments, the Company has declared a regular cash dividend of $0.025 per common share for the fourth quarter of 2023 payable on or about April 10, 2024 to all shareholders of record as of March 25, 2024. In addition, the Company has declared a special dividend of $0.075 per common share to all shareholders of record as of March 25, 2024 which will be paid on or about April 10, 2024.

Buyback of Common Shares, Convertible Note and ATM Program

Buyback of Common Shares

3rd Repurchase Plan

During 2023, the Company repurchased 362,161 common shares in open market transactions at an average price of $4.35 per share.

4th Repurchase Plan

The Company has repurchased 128,682 common shares in open market transactions at an average price of $7.28 per share for an aggregate consideration of $0.8 million under its previously-disclosed $25.0 million share repurchase program commenced in December 2023.

All the abovementioned shares have been cancelled and removed from the Company’s share capital as of the date of this release.

At-The-Market Offering Program

On December 14, 2023, the Company filed a prospectus supplement with the Securities and Exchange Commission for an “at-the-market” equity offering program under which, through B. Riley as sales agent, it may from time to time offer and sell common shares having an aggregate offering price of up to $30.0 million. Since December 2023, the Company has issued and sold 288,874 common shares under the program at an average price of $8.03 per share, resulting in gross proceeds of $2.3 million.

Repayment of Convertible Note

On December 29, 2023, the Company completed the repayment of its remaining convertible note (the “Note”) through the payment of the outstanding amount of $3.2 million.

As of March 13, 2024, the Company had 19,988,815 common shares issued and outstanding, including 180,000 shares issued pursuant to exercises of Class E warrants in January 2024.

ESG Updates

SAFeCRAFT Project

In December 2023, the Company accomplished a strategic partnership via the European Union funded SAFeCRAFT Project Consortium (“SAFeCRAFT”), a breakthrough initiative concerning the utilization of alternative fuels. SAFeCRAFT aims to demonstrate the safety and viability of Sustainable Alternative Fuels (SAFs) in seaborne transportation, accelerating the adoption of SAFs technologies. Seanergy will provide one of its existing, conventionally fueled Capesize vessels as the demonstrating vessel under SAFeCRAFT which will be retrofitted to utilize hydrogen (H2) as the main energy source for electric power generation. This system is also expected to cover a portion of the vessel's propulsion requirements and, therefore, to reduce reliance on conventional fuels. This visionary project has a duration of 48 months starting from December 2023 and is co-funded by the consortium partners and the European Union’s key funding program for research and innovation, the “Horizon Europe” program, aligning with the FuelEU Maritime 2040 targets and demonstrating a decisive ambition to achieve a 26% reduction of CO2eq in an existing vessel.

ESG Report for 2022

On December 6, 2023, the Company released its Environmental, Social and Governance Report (“ESG Report”) for the year ended December 31, 2022. The ESG Report provides an overview of Seanergy’s policies and initiatives relating to environmental, social and governance commitments of the Company and has been developed in accordance with the Global Reporting Initiative (GRI 2021) Standards and the Sustainability Accounting Standards Board (SASB) for Maritime Transportation.

Recent Litigation

On March 6, 2024, Sphinx Investment Corp., a purported shareholder of the Company, submitted a complaint in the High Court of the Republic of the Marshall Islands naming the Company and the members of its board of directors as defendants. The complaint alleges, among other things, violations of fiduciary duties in connection with the issuance of Series B preferred stock of the Company in December 2021. The Company is evaluating the lawsuit and intends to vigorously defend itself.

Vessel Transactions and Commercial Updates

M/V Iconship

On February 5, 2024, the Company agreed to acquire the 181,392 dwt Capesize bulk carrier, built in 2013 in Japan, which will be renamed M/V Iconship. The purchase price of $33.7 million is expected to be funded through a combination of cash on hand and debt financing. The M/V Iconship is expected to be delivered to the Company between April to June 2024.

M/V Worldship - New time charter agreement

On February 1, 2024, the M/V Worldship commenced employment under a new time charter agreement with NYK. The gross daily rate of the time charter agreement is based at a premium over the BCI, with an improved premium compared to that under the previous time-charter. The new time charter has a duration of minimum 21 to about 24 months and a scrubber profit share scheme, with Seanergy receiving the majority of the monetary benefit.

M/V Patriotship - Time charter extension

On February 26, 2024, the charterer of the M/V Patriotship agreed to extend the period of the time charter agreement in direct continuation from the previous agreement. The new time charter will commence after the maximum duration of the original period for a duration of minimum January 2025 up to maximum April 2025. All other main terms of the time charter remain the same.

M/V Friendship - Time charter extension

On December 25, 2023, the charterer of the M/V Friendship agreed to extend the time charter agreement in direct continuation from the previous agreement. The new time charter commenced on December 31, 2023 for a duration of minimum 12 months to maximum 16 months. All other main terms of the time charter remain materially the same.

M/V Hellasship - Time charter extension

On December 25, 2023, the charterer of the M/V Hellasship agreed to extend the time charter agreement in direct continuation from the previous agreement. The new time charter commenced on December 31, 2023 for a duration of minimum 12 months to maximum 16 months. All other main terms of the time charter remain materially the same.

M/V Paroship - Time charter extension

On November 24, 2023, the charterer of the M/V Paroship agreed to extend the time charter agreement in direct continuation from the previous agreement. The new time charter will commence after the maximum duration of the original period for a duration of about 20 months to about 24 months. All other main terms of the time charter remain materially the same.

M/V Premiership - Time charter extension

On November 17, 2023, the charterer of the M/V Premiership exercised the second optional period extending the time charter which will commence in April 2024. The extension period is for a minimum of 11 months to a maximum of 13 months, while all other main terms of the time charter remain the same.

M/V Squireship - Time charter extension

On November 17, 2023, the charterer of the M/V Squireship exercised the second optional period extending the time charter which will commence in April 2024. The extension period is for a minimum of 11 months to a maximum of 13 months, while all other main terms of the time charter remain the same.

Conference Call:

The Company’s management will host a conference call to discuss financial results on Friday, March 15, 2024 at 10:00 a.m. Eastern Time.

Audio Webcast and Earnings Presentation:

There will be a live, and then archived, webcast of the conference call available and accompanying presentation available on the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	24,928	32,477
Vessels, net, right-of-use assets and vessels held for sale	440,038	462,385
Other assets	12,911	18,738
TOTAL ASSETS	477,877	513,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	232,568	244,866
Convertible notes	-	10,833
Other liabilities	16,864	36,202
Stockholders’ equity	228,445	221,699
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	477,877	513,600

*	Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
Vessel revenue, net	38,901	27,153	107,036	122,629
Fees from related parties	527	1,374	3,198	2,391
Revenue, net	39,428	28,527	110,234	125,020
Expenses:
Voyage expenses	(773)	(780)	(2,851)	(4,293)
Vessel operating expenses	(10,889)	(10,908)	(42,260)	(43,550)
Management fees	(165)	(291)	(700)	(1,368)
General and administrative expenses	(5,364)	(4,368)	(22,149)	(17,412)
Depreciation and amortization	(7,541)	(7,501)	(28,831)	(28,297)
Loss on forward freight agreements, net	(40)	(10)	(188)	(417)
Gain on sale of vessels, net	-	-	8,094	-
Operating income	14,656	4,669	21,349	29,683
Other income / (expenses):
Interest and finance costs	(5,166)	(5,050)	(20,694)	(15,332)
Loss on extinguishment of debt	-	(6)	(540)	(1,291)
Interest and other income	1,485	1,025	2,443	1,361
Gain on spin-off	-	-	-	2,800
Other, net	(146)	(145)	(276)	18
Total other expenses, net:	(3,827)	(4,176)	(19,067)	(12,444)
Net income	10,829	493	2,282	17,239
Net income attributable to common shareholders	10,494	493	2,211	16,907

Net income per common share, basic	0.55	0.03	0.12	0.97
Net income per common share, diluted	0.55	0.03	0.12	0.96
Weighted average number of common shares outstanding, basic	19,039,579	17,897,084	18,394,419	17,439,033
Weighted average number of common shares outstanding, diluted	19,063,475	17,897,084	18,442,688	17,684,048

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	December 31,
	2023	2022
Net cash provided by operating activities	31,323	37,286

Proceeds from sale of assets	23,910	-
Vessels acquisitions and improvements	(314)	(70,321)
Advances from related party from sale of assets	-	12,688
Investment in Series C preferred shares	-	(10,000)
Proceeds from redemption of Series C preferred shares	-	10,000
Term deposits	-	1,500
Finance lease payments and other initial direct costs	(7,000)	-
Deposits assets, non-current	1,325	-
Other fixed assets, net	(176)	(130)
Net cash provided by / (used in) investing activities	17,745	(56,263)

Proceeds from long-term debt and other financial liabilities	53,750	124,800
Repayments of long-term debt and other financial liabilities	(88,742)	(89,698)
Repayments of convertible notes	(11,165)	(10,000)
Payments of finance lease liabilities	(609)	-
Payments of financing and stock issuance costs	(1,318)	(1,420)
Payments for repurchase of common stock	(1,679)	-
Payments for repurchase of warrants	(808)	-
Dividend payments	(6,031)	(17,924)
Payments for fractional shares of reverse stock split	(23)	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	8	70
Net cash (used in) / provided by financing activities	(56,617)	5,828

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	18,429	11,710

Noncash investing activities
Vessels’ improvements	-	1,015
Finance lease, right-of use asset and other initial direct costs	22,997	-

Noncash financing activities
Dividends declared but not paid	491	4,548
Financing and stock issuance costs	562	-

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 17 vessels (1 Newcastlemax and 16 Capesize) with an average age of approximately 13.0 years and an aggregate cargo carrying capacity of approximately 3,054,820 dwt. Upon the completion of the delivery of the M/V Iconship, the Company’s operating fleet will consist of 18 vessels (1 Newcastlemax and 17 Capesize) with an aggregate cargo carrying capacity of approximately 3,236,212 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to market trends, vessels we have agreed to acquire and pending litigation. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com